UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Global Arena Holding, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37951M102

(CUSIP Number)

J.M. Walker & Associates

Attorney At Law

7841 South Garfield Way

Centennial, CO 80122

(303) 850-7637

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 29, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13 D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 37951M102

   1.  Names of Reporting Persons.

       Jia Hui New Climate Investment Ltd.

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   2.  Check the Appropriate Box if a member of a Group

          (a)

          (b)

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   3.   SEC USE ONLY

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   4.   Source of Funds

        PF

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   5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

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   6.   Citizenship or Place of Organization

        Hong Kong

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Number of     |  7.  Sole Voting Power  8,000,000

Shares        |  8.  Shared Voting Power

Beneficially  |  9.  Sole Dispositive Power

Owned by Each | 10.  Shared Dispositive Power

Reporting     |

Person With   |

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  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       8,000,000

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  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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  13.  Percent of Class Represented by Amount in Row (11)

       24.5%

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  14.  Type of Reporting Person

       IN

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CUSIP No. 37951M102

ITEM 1. SECURITY AND ISSUER.

  This Schedule 13D relates to the common stock, par value $0.001 of Global Arena Holding, Inc., a Delaware corporation.  The principal office of the Issuer is located at 555 Madison Avenue, 12th Floor, New York, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND.

  This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Jia Hui New Climate Investment Ltd..  Jia Hui is an investment company registered and incorporated in Hong Kong.  Their business address is Room 1501(484), 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong.

  Jia Hui has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  Jia Hui is incorporated in Hong Kong.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Jia Hui purchased all of its shares through private funds for the purpose of investment.  It loaned the Issuer $500,000, which is convertible into 2,000,000 common shares of the Issuer.  Jia Hui was issued a warrant for 6,000,000 common shares of the Issuer for value received.

ITEM 4.  PURPOSE OF TRANSACTION.

(a)

Jia Hui is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary

(d) Jia Hui is intending to appoint an additional member to the Issuer’s Board of

      Directors

Jia Hui has no other present intent to take any action that would result in:

(b)

Jia Hui is currently pursuing a merger involving the Issuer.

  (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

  (e) any material change in the present capitalization or dividend policy of the Issuer;

  (f) any other material change in the issuer’s business or corporate structure;

  (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j) any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Jia Hui will continue to review their investment in the Issuer and reserves the right to change their intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)  Jia Hui beneficially owns a warrant to purchase 6,000,000 shares of the Issuer’s common stock, at a price of $0.25 per share.  Jia Hui was issued a promissory note by the Issuer for $500,000.  Under this agreement, the outstanding principal is convertible into common shares at a price of $0.25 per share.  Upon conversion of the entire amount outstanding, Jia Hui would be issued 2,000,000 shares of the Issuer’s common stock.  In total, they would beneficially own 8,000,000 shares of the Issuer’s common stock, or 24.5% of the class.

  (b) Jia Hui has the sole power to vote and dispose of all shares of the Issuer’s common stock held by them.

  (c) No other transactions were effected in the Issuer’s common stock during the last sixty days.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Jia Hui.

  (e) Jia Hui continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

  Not Applicable

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 9, 2013

/s/Liqiang Ma

    Liqiang Ma

    Chief Executive Officer

    Jia Hun New Climate Investment Ltd.